IPA to Present at The Benchmark Company’s Upcoming Discovery One-on One Investor Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--December 4, 2024--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced it will be presenting at The Benchmark Company’s 13th Annual Discovery One-on-One Investor Conference to be held Wednesday, December 11th, 2024, at the New York Athletic Club in New York City.

The conference offers emerging growth, and dynamic publicly traded companies access to institutional and individual investors in a unique one-on-one format. During the event, Dr. Jennifer Bath, President and CEO, will be participating in one-on-one meetings with investors and analysts throughout the day. To schedule a one-on-one meeting with Dr. Jennifer Bath, please first register here for the conference. Once you are registered, you'll gain access to the platform to submit your meeting request.

About The Benchmark Company

The Benchmark Company is an institutionally focused, research driven, sales trading and investment banking firm. We were founded in 1988 and are headquartered in New York City. Our focus is on fostering the long-term success of our corporate clients through raising capital, providing strategic advisory services, generating insightful research, and developing institutional sponsorship by leveraging the firm’s sales, trading, and equity research capabilities. https://www.benchmarkcompany.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and is known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Contacts

Investor Relations Contact

investors@ipatherapeutics.com